Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

2021 Newsmaker: Robert Laikin, entrepreneur, investor

December 31, 2021 | John Russell

KEYWORDS 2021 YEAR IN REVIEW / ENTREPRENEURSHIP / NEWSMAKERS OF THE YEAR / PUBLIC COMPANIES / YEAR IN REVIEW

(IBJ file photo)

Robert Laikin never does anything small—so maybe it’s no surprise that he’s become one of Indiana’s most active players in the recent SPAC (or special purpose acquisition company) craze.

Laikin rose to prominence years ago, when he founded Brightpoint Inc., a wireless distribution and logistics company in Indianapolis, and built it over two decades to $5.2 billion in sales and about 4,000 employees.

He sold the company in 2012 to Ingram Micro, of suburban Los Angeles, for $840 million. After the sale, he hung around for seven years in a variety of support and advisory roles.

But Laikin was just getting started. Last year, he jumped into SPACs, forming the first of two with the backing of investors and board members. The goal of a SPAC, or blank check company, is to raise money by selling stocks and use the cash to acquire a private company, essentially taking it public through a back door.

Laikin and his group quickly raised $100 million on their venture, launching a SPAC called Novus Capital I. The company then merged with AppHarvest, a startup based in Lexington, Kentucky, that boasted it could revolutionize agriculture by building high-productivity, sustainable indoor farms inside massive greenhouses.

With one merger in their book, Laikin and his team this year put together a second SPAC, Novus Capital II, and raised more than twice as much—$288 million—as for their first SPAC.

In September, they announced plans to merge with Energy Vault, also of suburban Los Angeles—a 4-year-old company that wants to lead a transformation of the renewable-energy sector and slow the use of fossil fuels.

The company’s technology is connected to the utility grid, employing a system of software and cables to use excess energy produced by wind or solar farms to raise 35-ton bricks high into the air. Later, when the sun is not shining or the wind is not blowing, the bricks are lowered to return energy to the solar and wind farms when they can’t produce any.

What drives Laikin is the urge to find the next important thing and get enough people excited to put their money in a deal. He wants them to dream big with him.

“This could be the next Tesla, this could be the next Google, this could be the next Facebook, this could be the next Amazon,” Laikin said, in describing how he wants investors to view his merger targets.

When he’s not chasing a big deal, Laikin has kept busy serving on various boards, including the Indianapolis Zoo, the Eskenazi Health Foundation and Columbus, Ohio-based Washington Prime Group, a publicly traded real estate investment trust. Laikin graduated from Indiana University with a bachelor’s degree in business and commerce.

So how many more SPACs will Laikin launch? That depends on the market, which has cooled in recent months toward SPAC deals.

“We’re monitoring the situation,” he said. “If this were March and you asked me this question, I would tell you, ‘I’m going to do two to five SPACs per year, every year forever.’ But right now, I’m pushing the pause button, because there’s too many SPACs right now competing for too few good targets.”

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 Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.